UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 475th BOARD OF DIRECTORS’ MEETING OF

TELEFÔNICA BRASIL S.A. HELD ON AUGUST 14th, 2024

1. DATE, TIME AND VENUE:  On August 14th, 2024, at 11:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, first Paragraph of the Internal Rules of the Board of Directors and the Technical and Consultant Committees of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaws. The members of the Board of Directors, who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira was also present, as the Meeting Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members present of the Board of Directors unanimously decided as follows:

4.1. Proposal for the Declaration of Interest on Capital: The proposal to declare Interest on Capital (“IoC”) based on the balance sheet of July 31st, 2024, in the gross amount of R$400,000,000.00, corresponding to R$340,000,000.00 net of withholding income tax, was approved. The gross amount of IoC per share is equivalent to R$0.243592170331, of which R$0.20705334478¹ net of income tax.

The IoC credit will be carried out individually to the shareholders, based on the shareholding position in the Company’s records at the end of August 26th, 2024. After this date, the shares will be considered “ex-IoC”.

1 The amount per share was calculated considering the shareholding position of 07.31.2024. Due to the Company’s Share Buyback Program, the amount per share may suffer changes considering the Company’s shareholding position to be verified on 08.26.2024.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 475th BOARD OF DIRECTORS’ MEETING OF

TELEFÔNICA BRASIL S.A. HELD ON AUGUST 14th, 2024

The net amount of IoC will be included in the minimum mandatory dividend for fiscal year ending on December 31st, 2024, ad referendum to the Ordinary General Meeting to be held in 2025. The payment of this proceeds will be made by April 30th, 2025, with the Company’s Executive Board being responsible for setting the exact date.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned, and these minutes were drawn up. São Paulo, August 14th, 2024. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 475th Meeting of the Board of Directors of Telefônica Brasil S.A., held on August 14th, 2024, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 14, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director